UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO.4)

CREXUS INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

226553 105

(CUSIP Number)

R. Nicholas Singh, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Tel: (212) 696-0100

Fax: (212) 696-9809

_________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David W. Bernstein

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Phone: (212) 536-4029

Fax: (212) 536-3901

March 18, 2013

_________________

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1              NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Annaly Capital Management, Inc.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3              SEC USE ONLY

4              SOURCE OF FUNDS

                PF

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7              SOLE VOTING POWER

                9,527,778

8              SHARED VOTING POWER

                0

9              SOLE DISPOSITIVE POWER

                9,527,778

10            SHARED DISPOSITIVE POWER

                0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,527,778

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                12.4%

14            TYPE OF REPORTING PERSON

                CO

AMENDMENT NO. 4 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1. Security and Issuer

This Amendment No. 4 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer”), a Maryland corporation. It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1, dated April 1, 2011, Amendment No. 2, dated November 9, 2012 and Amendment No. 3, dated January 31, 2013.

Item 4. Purpose of the Transaction.

Item 4 is supplemented as follows:

On March 18, 2013, Annaly, through CXS Acquisition Corporation (“Acquisition”), a newly formed wholly owned subsidiary, commenced a tender offer in which Acquisition is offering to purchase all the shares of common stock of the that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The offer and withdrawal rights will expire at 5:00 p.m., New York City time on April 16, 2013, unless the offer is extended.

The Offer to Purchase and Letter of Transmittal, which together contain the terms of the offer, have been filed with the SEC as exhibits to a Tender Offer Statement on Schedule TO dated March 18, 2013. The information in that Offer to Purchase and that Letter of Transmittal regarding the terms of the Offer and the expected effects of the Offer are incorporated by reference into this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 18, 2013

By: /s/ R. NICHOLAS SINGH____________________

Name: R. Nicholas Singh

Title: Chief Legal Officer